SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D
                      (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN
STATEMENTS FILED PURSUANT TO
           RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO
                       RULE 13d-2(a)

                    (Amendment No. _)*

                  BIOSENSOR CORPORATION
                     (Name of Issuer)

               COMMON STOCK, $.05 PAR VALUE
              (Title of Class of Securities)

                         090661109
                      (CUSIP Number)

                             Copy to:
Raymond W. Cohen             Howard S. Breslow, Esq.
Cardiac Science, Inc.        Breslow & Walker
1176 Main Street, Suite C    767 Third Avenue
Irvine, CA  92614            New York, NY 10017
Telephone (949) 587-0357     Telephone (212) 832-1930

      (Name, Address and Telephone Number of Persons
     Authorized to Receive Notices and Communications)

                     December 31, 1998
   (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
             (Continued on following page(s))


 CUSIP No.  090661109                      13D
Name of Reporting Persons
Cardiac Science, Inc.
I.R.S. Identification Nos. of Above Persons (Entities Only)

 2Check the Appropriate Box if a Member of a Group*

 (a)   [ ]

 (b)   [ ]
 3SEC Use Only
C

 4Source of Funds*
 5Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Item 2(d) or
2(e)
  [ ]

 6Citizenship or Place of Organization
Delaware

    Number of
     Shares
  Beneficially
    Owned By
      Each
    Reporting
     Person
      With
7Sole Voting Power
                            1,440,000   7.7%
8Shared Voting Power
                                -

9Sole Dispositive Power
                            1,440,000                                            7.7%
10Shared Dispositive Power
 -
11Aggregate Amount Beneficially Owned By Each Reporting Person
1,440,000
12Check Box if the Aggregate Amount in Row (11) excludes
Certain Shares*[ ]
C

13Percent of Class Represented by Amount in Row (11)
 47.9% - Represents 7.7% voting power due to voting preferred stock
   14Type of Reporting Person*
  CO

                            *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No.  090661109                      13D
    1
Name of Reporting Persons
Innovative Physician Services, Inc.

   I.R.S. Identification Nos. of Above Persons (Entities Only)

 2Check the Appropriate Box if a Member of a Group*
                                                                              (a)   [ ]
                                                                              (b)   [ ]
 3SEC Use Only
C

 4Source of Funds*
00C

 5Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or
2(e)                                                                                 [ ]

 6Citizenship or Place of Organization
Nevada

    Number of
     Shares
  Beneficially
    Owned By
      Each
    Reporting
     Person
      With
7Sole Voting Power
                            1,440,000      7.7%
8Shared Voting Power
-
9Sole Dispositive Power
                            1,440,000
   7.7%
10Shared Dispositive Power
                                -

11Aggregate Amount Beneficially Owned By Each Reporting Person
  1,440,000
12Check Box if the Aggregate Amount in Row (11) excludes Certain
Shares*[ ]

13Percent of Class Represented by Amount in Row (11)
  47.9% - Represents 7.7% voting power due to voting preferred stock
   14
Type of Reporting Person*
  CO

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1.       Security and Issuer.

       This Schedule 13D relates to shares of common stock, par value $.05 per share ("Common Stock"), of Biosensor Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 6 Woodcross
Drive, Columbia, South Carolina, 29212.

ITEM 2.       Identity and Background.

       This statement is being filed by Cardiac Science, Inc. ("Cardiac") and its wholly-owned subsidiary, Innovative Physician Services, Inc. ("IPS") (collectively the "Company"). Cardiac is organized under the laws of the State of Delaware. IPS is organized under the laws of the State of Nevada. The principal business of the Company is designing and marketing proprietary non-invasive resuscitation devices. The address of the principal business and principal office of the Company is 1176 Main Street, Suite C, Irvine, California 92614.

       The executive officers and directors of Cardiac are as follows:


   Name
   Title   Business Address   OccupationRaymond W. Cohen

President, CEO
and Director

1176 Main Street
Suite C
Irvine, CA  92614

President, CEO
and Director of
Cardiac
Paul D. QuadrosDirector



c/o Cardiac Sciences,
Inc.
1176 Main Street
Suite C
Irvine, CA  92614

CEOPeter CrosbyDirector

c/o Cardiac Sciences,
Inc.
1176 Main Street
Suite C
Irvine, CA  92614

CEOHoward L. EversDirector



c/o Cardiac Sciences,
Inc.
1176 Main Street
Suite C
Irvine, CA  92614

Private InvestorBrett L. ScottChief Financial
Officer

1176 Main Street
Suite C
Irvine, CA  92614

Chief Financial
Officer of
Cardiac
Jeffrey BlantonVice President of
Operations
1176 Main Street
Suite C
Irvine, CA  92614

Vice President of
Operations of
Cardiac
Michael GiuffrediVice President of
Sales and
Marketing
1176 Main Street
Suite C
Irvine, CA  92614

Vice President of
Sales and
Marketing of
Cardiac
Donping LinChief Technical
Officer
1176 Main Street
Suite C
Irvine, CA  92614

Chief Technical
Officer of
CardiacThe executive officers and directors of IPS are as follows:

Name
Title Business AddressOccupationRaymond W. Cohen

President, CEO and
Director
1176 Main Street
Suite C
Irvine, CA  92614
President, CEO
and Director of
Cardiac
Brett L. ScottChief Financial
Officer
1176 Main Street
Suite C
Irvine, CA  92614
Chief Financial
Officer of Cardiac
Paul D. QuadrosDirectorc/o Cardiac Sciences,
Inc.
1176 Main Street
Suite C
Irvine, CA  92614
CEOPeter CrosbyDirectorc/o Cardiac Sciences,
Inc.
1176 Main Street
Suite C
Irvine, CA  92614

CEOHoward L. EversDirectorc/o Cardiac Sciences,
Inc.
1176 Main Street
Suite C
Irvine, CA  92614

Private Investor


       During the last five years, neither the persons named above nor Cardiac or IPS (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.       Source and Amount of Funds or Other
Consideration.

       The shares of Common Stock that are the subject of this filing were acquired as consideration for the sale of substantially all of the assets of IPS to the Issuer pursuant to an Agreement for Purchase and Sale of Assets dated
December 31, 1998.

ITEM 4.       Purpose of Transaction.

       The Common Stock was acquired for investment purposes. The Company does not have any plans or proposals that would result in:

       (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

       (e)    Any material change in the present
capitalization or dividend policy of the Issuer;

       (f) Any other material change in the Issuer's business or corporate structure;

       (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

       (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

       (j)    Any action similar to any of those
enumerated above.

ITEM 5.       Interests in Securities of the Issuer.

       (a)    The Company beneficially owns 1,440,000
share of Common Stock.

       (b) The Company has sole power to vote or to direct the vote and to dispose or direct the disposition of 1,440,000 shares of Common Stock.

       (c)    See Item 3.

       (d)    None

       (e)    Not Applicable

ITEM 6.       Contracts, Arrangements, Understandings or
Relationships
              With Respect to Securities of the Issuer.


              None

ITEM 7.       Material to be Filed as Exhibits.

Exhibit #             Description of Exhibit

   1                   Agreement relating to filing of joint
                      Schedule 13D.
                         Signature

              After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

Date: January 11, 1999

CARDIAC SCIENCES, INC.

By: /s/ Raymond W. Cohen
  Name:  Raymond W. Cohen
  Title:  President




INNOVATIVE PHYSICIAN SERVICES, INC.

By: /s/ Raymond W. Cohen
    Name:  Raymond W. Cohen
    Title:  President




ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Exhibit 1

                         AGREEMENT

       Each of the undersigned hereby agree that the
Schedule 13D to which this agreement is an exhibit is filed on behalf of each of them, and each is responsible for the timely filing of such Schedule and any amendments thereto, and for the completeness and accuracy of the information concerning the undersigned contained therein.

CARDIAC SCIENCES, INC.

By:  /s/ Raymond W. Cohen
    Name:  Raymond W. Cohen
    Title:  President


INNOVATIVE PHYSICIAN SERVICES, INC.

By:  /s/ Raymond W. Cohen
    Name: Raymond W. Cohen
    Title: President